Otavamedia Oy–YIT Corporation – Press Conference

Webcast transcript:  YIT and Lemminkäinen to combine

Conference Title:	YIT Corporation – Press Conference

Date:	Monday, 19th June 2017

Conference Time:	08:00 AM UTC+2

DISCLAIMER

Notice to Lemminkäinen Shareholders in the United States

The YIT shares to be issued in connection with the merger have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and are being issued in reliance on the exemption from registration set forth in Rule 802 under the Securities Act.

YIT and Lemminkäinen are Finnish companies and the issuance of YIT shares will be subject to procedural and disclosure requirements in Finland that may be different from those of the United States.  Any financial statements or other financial information included in this document may have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for U.S. shareholders of Lemminkäinen to enforce their rights and any claims they may have arising under U.S. federal securities laws in connection with the merger, since YIT and Lemminkäinen are located in non-U.S. jurisdictions, and some or all of YIT’s and Lemminkäinen’s officers and directors may be residents of countries other than the United States.  As a result, U.S. shareholders of Lemminkäinen may not be able to sue YIT or Lemminkäinen or their respective officers and directors in a court in Finland for violations of U.S. federal securities laws.  Further, it may be difficult to compel YIT or Lemminkäinen to subject themselves to the jurisdiction or judgment of a U.S. court.

Lemminkäinen’s shareholders should be aware that YIT may purchase Lemminkäinen’s shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed merger.

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Hanna Jaakkola:  Hyvää huomenta.  Good morning.  Welcome to Helsinki Stock Exchange at the Pörssitalo.  This is a historical venue but so is the news today.  This morning, two Finnish-based construction companies, YIT and Lemminkäinen announced their plans to merge into one company.  I have here with me on the stage the management and the chairmen of the companies: Mr Matti Vuoria, the Chairman of YIT; Mr Berndt Brunow, Chairman of Lemminkäinen; Kari Kauniskangas, CEO of YIT; and Casimir Lindholm, CEO of Lemminkäinen.  My name is Hanna Jaakkola.  I am the IR of YIT.

The agenda of today is such that we will go first through the transaction and insights of it by the chairmen.  Thereafter, CEO Kari Kauniskangas, will go through the transaction.  After the presentations, there will be time for questions and answers.  We will take first the questions from the audience here and, thereafter, from the conference call line.  All the material we are presenting can be found at both companies’ web pages at www.yitgroup.com and www.lemminkainen.com.  Without further ado, Mr Matti Vuoria, please the stage is yours.

Matti Vuoria:  Good morning, distinguished ladies and gentlemen.  It is indeed a great pleasure to meet with you witnessing the announcement we have given this morning.  Two major companies, Lemminkäinen and YIT, have reached a conclusion of creating a future as a combined new company.  Both companies are solid increasingly international Finnish companies with more than a hundred years of history.  And they possess strong foothold in their operating areas.  The combination of YIT and Lemminkäinen will create a strong Northern European playmaker and reformer.  This is the conclusion which has been strengthened during the negotiations between us two.

I’m very happy to state that also the major owners of both companies have agreed with this conclusion and have flagged for the support of this plan.  Now, this is indeed the plan and it will be dealt with after the publication of the prospectus.  On this arrangement will be dealt with by the extraordinary general meetings of both of the companies.  And these decisions we’ll propose are going to be conditional upon the approval of the relevant authorities which we expect to happen hopefully during the last month of this year and at the latest so that we would be able to start the operation of the new company as from the beginning of next year.

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The basic elements and the arguments and the substance behind these decisions will be explained during the presentations today but simply structure is that the technical way to implement this is a merger, absorption merger between these companies.  This combination would be completed by an all-share absorption merger whereby Lemminkäinen would be merged into YIT and YIT would issue new shares as merger consideration to Lemminkäinen existing shareholders resulting in a post-transaction ownership of 60% of the combined company for YIT’s present shareholders and 40% for Lemminkäinen’s shareholders.

This is the day, this morning, these commitments have been implemented in the form of the merger plan and of the relevant decisions and agreements related into it.  We will shortly also explain the proposed structure of the corporate governance of this company, the nominees for the new board of the new company are going to be split four and four between both parties.  And the CEO proposed to these companies, the present CEO of YIT, Kari Kauniskangas and the CFO is proposed to be Ilkka Salonen, the present CFO of Lemminkäinen.  The rest of the management group of the combined entity will include representatives of both YIT and Lemminkäinen to be agreed when the final approvals for this proposal have been obtained.

As regards to the deal certainty, we are of course very happy to note that such a number of major shareholders have indicated their willingness to support these arrangements in the EGMs to come.  This is how it will go in short and once again, I would like to express my satisfaction on the outcome of these negotiations.  And I really – I am very confident that this will be really an opportunity to create shareholder value to the owners of both of the companies to be merged.  Thank you.

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Berndt Brunow:  Good morning.  Berndt Brunow is my name and I’m the Chairman of Lemminkäinen.  Matti Vuoria gave you the rationale and the facts.  I noticed that the first question on the Q&A – so the paper which was given to me was who took the initiative.  In an alliance which is a perfect match, it doesn’t matter who took the initiative.  What matters is that it is a very good fit.  Both companies had their individual strategies going forward, three to five years.  Both companies would have been strong enough to continue.  So in that respect, this is a merger of equals not a necessity for neither party.

The necessity comes out of the fact that this joint company has the strength to truly compete on the markets.  I’m sure you’ve noticed that the projects, the complexity of the projects have grown immensely.  I mean, you just think about Tripla which is nearby or the projects in Tampere or Turku not to talk about what happens in Stockholm with Förbifart and so on.

I think we have to remember that the turnover of the three biggest construction companies in Sweden is €30 billion and those three companies are all active on the Finnish market.  And another rather newcomer to the Finnish market is an Austrian company with a turnover of €15 billion.  They have very different muscles from smaller Finnish local companies.

Through this merger, we build something which has the strength and the ability to compete on a broader scale for major projects.  These big projects are the big opportunities but of course also contain major risks.  And also, it is not only the balance sheet, it is also by combining the competencies but because both companies have a lot of experience and a lot of highly qualified people.

So in addition to the numbers, I believe this is a very important reason for doing this and gives us the board of Lemminkäinen, the Lemminkäinen shareholders a lot of confidence in the merger and in the path forward.  Thanks very much.

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Kari Kauniskangas:  Good morning also on my behalf.  I have great pleasure to go deeper into the merger raitionale.  At the beginning, a few words on the recent years of both companies.  At YIT, we had a partial demerger four years ago.  The combination of investment and stable cash flow businesses was separated due to well-considered reasons.  Unfortunately, the Finnish economy and a year later also Russian economy went into a recession at the same time having a remarkable impact to our earnings.  Due to high net debts immediately after the partial demerger, we were forced to focus on cash generating during the first two years at the cost of profitability.

Two years ago, we changed – we reached let us say acceptable level in net debt, not a good level, and turned our focus to profitability.  And now when we see already results in improving profitability, the focus is in looking for growth.  And during last year, we have considered a lot how to boost the speed of growth, what kind of opportunities we have, how we can remove the obstacles that we see in front of our growth.

And actually, the story of Lemminkäinen during the last three years is almost the same.  Three years ago, a clear turnaround then focus on a stronger balance sheet, cash flow and improved operational efficiency.  And during last year also in Lemminkäinen, the growth has been in their eyes where to find it, what could be the best reasons.

And at this moment, our people noticed that if we combine the skills, the companies, we will create a financially strong company and utilise the strengths of both companies.  Business areas we have will complement and balance each other and improve tolerance for economic fluctuations.  The merger as such is not the goal but a start for a joint journey, a growth story to be a leading urban developer in Northern Europe – there are big amount of benefits for our customers, for our employees and also for our owners.

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First of all, this very stable financially strong combined company and the skills, wide skills of employees form a great platform for growth.  We’ll have four business areas, well balanced in terms of size and business models.  We have businesses in 11 different countries and several economic zones.  We have also recognised remarkable synergies in this merger.  The amount of those is at the moment calculated to be €40 million.

We have in both companies good practices and the plan is that we select the best ones and implement those in both businesses.  But even more important in the long run is a strong approach to development for instance to utilise new technologies, to improve customer experience, to improve the products and services and the competitiveness of the whole company.  I am sure that our clients will benefit on this merger in several ways.

The risk profile of the combined company will be much better than YIT or Lemminkäinen alone.  We will have strong countercyclical businesses which react differently to the changes in macro environment.  Also, financial key ratios will improve a lot and this will help us to reduce costs of financing and also availability of financing.  Overall, the vulnerability to the changes in macro environment of combined entity reduces.

And of course for our owners, this company is having a significant value upon €1 billion.  The share, for sure we’ll have good liquidity.  The risk level is clearly better.  I am sure that we are able to continue to improve the performance of the companies and continue on a growing dividend track.

As described earlier, this transaction is quite simple.  This will be executed as an absorption merger whereby Lemminkäinen is merged into YIT and YIT is the company who stays.  The owners of Lemminkäinen get YIT shares as exchange, 3.6146 YIT shares per current share.  And after the transaction, 60% of ownership of the company will be YIT’s owners and 40% in owners of Lemminkäinen.

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And what kind of company we are then creating?  As I said, 11 countries, 10,000 employees; geographic split, both companies today are having around 70% of the revenue from Finland and then Russia, Scandinavia and CEE countries each around 10%.  Housing and infra creates both almost 40% of the revenue of the company based on last year’s figures and business premises more than 20%.  More than 40% of the revenue is coming from self-developed projects and more than one-third of the revenue is coming from maintenance kind of businesses like paving, renovation, road maintenance and then maintenance of buildings.  So from several perspectives, this combination is very strong and stable for different kind of market environments.

Then if you look at the figures last year, both companies based on IFRS reporting, they’re having almost the same results in terms of revenue, in terms of adjusted operating profit.  When you calculate those altogether, the revenue is more than €3.3 billion; the operating profit according to IFRS principles, €90 million; and the adjusted operating profit, 2.7%.  As you can notice, we see there a lot of opportunities to improve the profitability of both companies.

Then the synergies, as mentioned earlier, there are great potential for synergies.  At the moment, the calculated amount is around €40 million and it’s expected to reach by end of 2020.  In the big picture, this is not a cutting case but a growth story.  We will have short-term synergies due to reason that there will be only one stock exchange company.

Our efficiency improvement potential in premises, IT, sourcing and several other areas when we unify our operations and functions in overlapping areas.  The number of overlapping areas in business is by the way quite limited which can be noticed also from the map I showed you before.  Both companies have gone through the wringer within the last three to four years and their organisations are quite slim for current purposes.

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In addition, based on the information I have got within the last few months in this preparation process, I’m sure there are a lot of opportunities also in operational level utilising best practices, scaling digital solutions, using international sourcing channels, etc.  And what is the most important, I’m sure that we are able to boost the growth due to stronger platform that we will now form with wider resources and with higher competencies – competitiveness.

If I summarise the market environment we have noticed during the last few years that the economic uncertainty has increased, shorter cycles, fast changes.  The nature of the construction business is quite cyclical.  There is lack of professionals in construction sites.  And for YIT, we have had not enough good balance sheet.  Also, the share of Russian operations in our business has been high.

In this environment, we have several reasons to look after the stability over economic cycles.  When we at YIT considered ways to strengthen the tolerance of economic cycles, we find several potential solutions how to do that like wider geography in several areas, the right portfolio of cyclical and more stable businesses, different business models inside the businesses, smaller share of Russian operations.  And actually by combining these two companies, we take a giant leap in improving the setup strengthening the tolerance for economic cycles.  And this is very important when we are developing the business model – less risky but at the same time more profitable and stable in the current market environment.

We will continue when the merger is executed and go into strategy deeper together with the management and with the set new board of directors.  But already when we combine the companies, we see three operational business areas – infrastructure, housing and business premises.  In addition, this Partnership Properties where we have at YIT already around €1 billion investment capacity today.

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The growth engine of the company will be urban development involving partners.  It will help us to improve both our revenues and profitability in all those business areas that we see in this picture.  During the process, we have also discussed on what could be the financial targets for the new company.  Return on capital employed is expected during the first few years, the target is 12%.  Currently both in Lemminkäinen and YIT, the target is 15%.  The difference came from the goodwill which is coming in this transaction.  But overall, the target is the same.

We are expecting that we are able to improve the performance of the companies and continue in growing dividend policy.  Equity ratio will be already at the beginning above 40% and we will stay in that level.  We continue having cash flow positive after dividend payout annually.  Also, the gearing level of company will be clearly lower than it has been in the past even it is not a financial target.

So I think in big picture, this is the rationale.  As a summary, I believe that we are creating financially stable and strong player with a number of great professionals which is able to develop very competitive products and services for the customer’s benefit and provide the owners a growth story with better risk profile than earlier and continuously growing earnings.

Now, Matti Vuoria continue with the corporate governance and schedules

Matti Vuoria:  Yes.  Distinguished ladies and gentlemen, as told, the management, two key persons have already been announced and they will be of course having these positions provided that we will get the approvals of the EGMs and the authorities.  The nominees for the board of directors are also conditionals and provide the acceptance of the EGMs of both companies.  And for that, this reflects the basic of this whole story which was referred to by Berndt Brunow.  This is a combination of equals.  So it is four-four as you see in the proposals.

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I’m particularly happy of the structure of the ownership base which is reflected upon here provided that those who will be owners who then – nobody will demand redemption of the shares which is of course possible, not something we will be seeking for.  It’s going to be a very strong combination of institutional ownership and private person ownership which gives a – this structure will be a very good beginning of the new company which is of course a stronghold for our future.

Now once again, the timetable.  The announcement took place this morning.  We expect that we will be able to publish the merger prospectus during the latter part of August.  The EGMs of both companies are planned to be held on the 12th of September and then the rest is dependent on the pace in which the authorities – competition authorities will be able to deal and complete their investigation on this issue.  We of course hope that it would already take place at the beginning of November but latest we expect that we are on clear waters as from the beginning of next year.

So ladies and gentlemen, this concludes the prepared presentation.  And now, we are of course open for Q&A.

Hanna Jaakkola:  Thank you, gentlemen.  Like Mr Vuoria said, now is time for questions.

Anssi Kiviniemi: Thank you.  Anssi Kiviniemi from SEB.  A couple of questions from my side.  First of all, I know that Mr Brunow highlighted that it doesn’t matter who made the initiatives.  But still, could you open up a little bit the process when the discussions on the merger started then how they progressed and a little bit on that side, please?

Berndt Brunow:  Well, I don’t think I would wish to elaborate too much on that.  But let’s say that it’s not been an auction initiative from either party.  It has definitely been already at the very early stage, over when you are at the sort of drinking coffee together stage.  It was so self-evident that this is a path very much worthwhile pursuing.  And when you have two companies with joint ambitions and such self-evident synergy opportunities, you don’t need a very long process but you just need to work hard day and night.  There is a dimension that when you do it on a relatively small – two big companies in a relatively small market, you really need to keep up the speed because the risk of leakage is of course a relevant factor.  So I mean, it’s been a smooth, fast process thanks to the really hard work of the management and their respective advisors.

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Anssi Kiviniemi:  Thanks.  Then second question on competitive authorities.  To me, it seems like there are not so much issues that should be coming from that side.  Is this also your initial impression?  And kind of another question is that, do you know how the competition authority will look at this merger?  Do the – does competition authority look separately infra market, housing market, etc., or does it look the aggregate market, so to speak, when they are thinking about the implications?

Matti Vuoria:  I would say that first of all, Berndt Brunow already in his opening statement referred to the fact that the Finnish market is already – in present form, it is quite competitive and he referred to the fact that major, for example, Swedish players have established their activities since long.  So therefore, I think that the basic for these considerations is such that there is a market which functions in the sense that there is really competition.  And I don’t think that these arrangements as such should and would change or alter this situation basically.  But our role is not to speculate with the authorities.  We expect – as in Finland, you can expect substantive, good investigations on the case and we do not expect any big surprises in that respect.

As it regards to your technical questions, I think it is not really up to us to go into details in that.  That is – that [inaudible] come to the authorities.

Anssi Kiviniemi:  Thank you.  Then my last question on the business setup.  Of course two companies when they merge, there’s always something to be done more than synergies.  So could you elaborate a little bit on business side?  Do you see that there are certain core businesses that you are eager to further strengthen and potentially some non-core businesses that you are currently thinking that what you should do when the merger happens?

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Kari Kauniskangas:  In my opinion, we have at the moment only core businesses.

Anssi Kiviniemi:  Thank you.

Hanna Jaakkola:  And next question.

Ari Järvinen:  Hello, this is Ari Järvinen from Danske Bank.  A couple of questions maybe related a little bit to the focus areas.  So Lemminkäinen has been working quite hard to lower exposure to Russia.  YIT has been doing it in a little bit more controlled manner or more gradually.  Should we understand that more balanced business portfolio means that you continue to focus outside of Russia when growing or do you see like opportunities for more risk-taking in Russia as a new combined entity?

Kari Kauniskangas:  At the moment, both companies are proceeding according to current plans and strategies.  And as I said after the merger and together with the set new board of directors and the management team, we go into details of the strategies.

Ari Järvinen:  And then continuing a little bit.  Do you see that the focus of growth in the future would rather be in the CEE area or in the Nordic region?

Kari Kauniskangas:  In both market areas, there are a lot of opportunities at the moment.

Ari Järvinen:  Ok, thank you.

Hanna Jaakkola: Thank you.  Any further questions from the audience?  Then we also have the conference call line.  Shall we turn to the conference call line, please?

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Operator:  Thank you.  If you would like to ask a question via the telephone, please press star one on your telephone keypad.  Again to ask a question, please press star one on your telephone keypad.  We do have our first question from Hjalmar Ahlberg from Kepler Cheuvreux.  Please go ahead.

Hjalmar Ahlberg:  Hi, thank you.  Just maybe on the synergies, which of this has the biggest – the short-synergies or the operational synergies?  Can you do some kind of split between those two?

Hanna Jaakkola:  Hjalmar, could you please repeat?

Hjalmar Ahlberg:  Yes, okay.  Regarding the synergies, can you split up which are the biggest – the short-term synergies or the operational synergies?

Kari Kauniskangas:  I think we go more deeper into the synergies when the merger is happened.  The €40 million synergy expectation is based on current estimations of management of both companies at the moment.  We have a lot of short-term synergies concerning the reason that we have now two separate stock exchange company with double functions.  But in business, their overlapping areas are limited.

Hjalmar Ahlberg:  Okay.  So can you do anything about, in which business you see most synergies or are they evenly split between the business areas?

Kari Kauniskangas:  The synergies in business, I believe that with a stronger platform, more stable financially stronger platform, we can a bit boost the speed of growth and we can utilise the skills that we have in all those three operational segments added to investment capacity of this Partnership Properties segment.

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Hjalmar Ahlberg:  Okay.  And maybe lastly, I mean, you mentioned that both companies saw this as a very rational merger.  But still when the timing – why now?  Why not earlier and what was the reason for doing it now so to say?

Berndt Brunow: There was no particular reason.  Why now?  Why not earlier?  Why not later?  Good things happen sometimes at unpredictable moments.  There was – has not been a specific plan.  From Lemminkäinen’s perspective, obviously if you go back three years, three and a half years, we have worked very hard on getting the company back on track and getting the platform again in order.  So obviously, we are in a better shape today than a year ago or two years ago.

Hjalmar Ahlberg:  Okay, great.  Thanks a lot.

Operator:  As a reminder, if you would like to ask a question via the telephone, please press star one on your telephone keypad.  That’s star one for a question.  It would appear we have no further questions over the phone at this time.

Hanna Jaakkola:  In that case, I would like to thank you, gentlemen, for the presentations and the audience for the questions.  Thank you.

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